UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X    .        Form 40-F              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                  No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                                  No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 27, 2008 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its second quarter 2008 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on August 27, 2008 (Beijing time), the Company’s management team hosted a conference call to discuss the press release.

The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu or other disease, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act of 2002, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2007 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. eLong is not under any obligation and does not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits.

99.1	Press Release issued by the Company on August 27, 2008 (Beijing Time): “eLong, Inc. Reports Second Quarter 2008 Unaudited Financial Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:	August 27, 2008	ELONG, INC.

		By:	/s/ Chris Chan
		Name:	Chris Chan
		Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports Second Quarter 2008 Unaudited Financial Results

BEIJING, China – Aug 27th, 2008 – eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2008.

Highlights

•	Total gross revenues increased 10% year-on-year to RMB86.0 million and net revenues increased 9% year-on-year to RMB80.8 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues increased 8% year-on-year to RMB81.6 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

	Q2 2008	% Total	Q2 2007	% Total	Y/Y Growth
Hotel commissions	63,158	77%	60,162	80%	5%
Air ticketing commissions	18,329	22%	13,850	18%	32%
Other travel revenue	113	—	1,400	2%	-92%

Total travel revenue	81,600	100%	75,412	100%	8%

•	Operating loss increased year-on-year by RMB5.7 million to RMB7.9 million, driven primarily by increased revenue offset by greater service development, and sales and marketing expenses.

•

Net loss from continuing operations increased year-on-year by RMB18.4 million to RMB20.3 million, driven primarily by a RMB 9.6 million increase in sales and marketing expenses, a RMB4.5 million increase in foreign currency exchange losses and a RMB7.3 million decrease in interest income compared to the prior year quarter, due to the appreciation of the Renminbi and lower U.S. interest rates.

•	Cash and cash equivalents as of June 30, 2008 were RMB1.07 billion (USD$156.4 million).

•	As of Aug 25, 2008, the Company repurchased 801,322 ADS at a cost of USD$6.4million.

“We have made significant improvements to our products and services and now is the time to invest in brand awareness and begin to aggressively promote our product offerings,” said Guangfu Cui, Chief Executive Officer of eLong. “ We are doing the right things and believe that our hard work will pay off as we develop our brand and the market rebounds.”

“We are building the company for the long-term,” said Chris Chan, Chief Financial Officer of eLong. “We will begin to grow our marketing expense and use our strong balance sheet to our advantage while being prudent with our investments.”

Business Results

Hotel

Hotel commissions increased 5% for the second quarter of 2008 primarily due to higher room volume. Room nights booked through eLong increased 5% to 968,000, while commission per room night of RMB65.2 was similar to the prior year quarter.

Air

Air ticketing commissions increased 32% for the second quarter of 2008, driven by a 19% increase in air segments to 412,000, and an increase of 81 basis points in the average percent commission to 6.0% or RMB44.5 per air ticket.

Profitability

Gross margin in the second quarter was 71% compared to 72% in the prior year period driven by the growth of lower margin air revenues and higher personnel costs.

Operating expenses for the second quarter of 2008 and 2007 were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

	Q2 2008	% Net Revenue	Q2 2007	% Net Revenue	Y/Y Growth
Service development	13,331	16%	12,257	16%	9%
Sales and marketing	38,867	48%	29,313	39%	33%
General and administrative	12,994	16%	13,540	18%	-4%
Amortization of intangibles	217	—	265	—	-18%
Write-down of property and equipment and intangibles	121	—	526	1%	-77%

Total operating expenses	65,530	81%	55,901	75%	17%

Total operating expenses increased 17% for the second quarter of 2008 compared to the second quarter of 2007. Operating expenses were 81% of net revenues increasing by 6 percentage points compared to the second quarter of the prior year.

Service development expense is composed of expenses related to technology and our product offering, including our website, platforms and other related system development. Service development expense increased 9% over the prior year period, mainly driven by increased investment in platform enhancements. Service development expense as a percentage of net revenues remained flat at 16%.

Sales and marketing expense for the second quarter 2008 increased 33% over the prior year period, mainly driven by higher sales commissions in line with revenue growth and increased online and offline marketing promotion expense. The sales and marketing expense increased by 9 percentage points to 48% of net revenues when compared to the same period last year.

General and administrative expense for the second quarter 2008 decreased 4% over the prior year period. General and administrative expense as a percentage of net revenues, decreased by 2 percentage points year-on-year, to 16% in the second quarter.

Other loss, which represents interest income, foreign exchange losses and other income/expense, was RMB13.1 million in the second quarter of 2008, primarily due to a foreign currency exchange loss of RMB19.9 million resulting from the appreciation of Renminbi during the quarter. This foreign currency exchange loss was partially offset by interest income of RMB6.8 million in the second quarter of 2008.

Net loss for the second quarter 2008 increased by RMB18.4 million over the prior year quarter to RMB20.3 million.

Our basic and diluted loss per ADS for the second quarter of 2008 was RMB0.80 compared to a basic and diluted loss per ADS of RMB0.08 in the prior year period.

Business Outlook

eLong expects net revenues, net of business tax and surcharges, for the third quarter of 2008 to be relatively flat, within the range of RMB75 million to RMB83 million, or -5% to 5% compared to the third quarter of 2007.

Notes to the Unaudited Interim Consolidated Financial Statements

To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic loss per ADS, diluted loss per ADS, share-based compensation charges and unrealized foreign exchange losses. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2007 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its second quarter 2008 earnings on August 27th, 2008, 8:00 AM Beijing local time (August 26th, 2008, 8 PM ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: ELONG.

A replay of the call will be available for one day between 9:30 pm Eastern Time on August 26th, 2008 and 9:30 pm Eastern Time on August 27th, 2008. The toll-free number for U.S. callers is +1-800 395 9177; the Hong Kong dial in number is +852 2802 5151, and the dial-in number for international callers is +1 203 369 4612. The pass code for the replay is 713690.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

For further information:

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30, 2007	Mar. 31, 2008	Jun. 30, 2008	Jun. 30, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Hotel commissions	60,162	57,234	63,158	9,208	109,042	120,392	17,552
Air ticketing commissions	13,850	19,632	18,329	2,672	25,900	37,960	5,534
Other travel revenue	1,400	791	113	17	3,476	905	132

Travel	75,412	77,657	81,600	11,897	138,418	159,257	23,218
Other	3,019	3,792	4,384	639	5,295	8,176	1,192

Gross revenues	78,431	81,449	85,984	12,536	143,713	167,433	24,410

Business tax and surcharges	(4,026)	(4,754)	(5,170)	(754)	(7,701)	(9,923)	(1,447)

Net revenues	74,405	76,695	80,814	11,782	136,012	157,510	22,963

Cost of services	(20,701)	(23,703)	(23,192)	(3,381)	(38,403)	(46,896)	(6,837)

Gross profit	53,704	52,992	57,622	8,401	97,609	110,614	16,126

Operating expenses:
Service development	(12,257)	(12,697)	(13,331)	(1,944)	(22,852)	(26,028)	(3,795)
Sales and marketing	(29,313)	(28,907)	(38,867)	(5,666)	(56,331)	(67,774)	(9,881)
General and administrative	(13,540)	(14,778)	(12,994)	(1,894)	(24,728)	(27,772)	(4,049)
Amortization of intangibles	(265)	(217)	(217)	(32)	(530)	(434)	(63)
Write-down of property and equipment and intangibles	(526)	—	(121)	(18)	(526)	(121)	(18)

Total operating expenses	(55,901)	(56,599)	(65,530)	(9,554)	(104,967)	(122,129)	(17,806)

Loss from operations	(2,197)	(3,607)	(7,908)	(1,153)	(7,358)	(11,515)	(1,680)
Other income (loss)	(1,053)	(28,248)	(13,067)	(1,905)	3,276	(41,315)	(6,023)
Loss from continuing operations before income tax expense	(3,250)	(31,855)	(20,975)	(3,058)	(4,082)	(52,830)	(7,703)
Income tax benefit (expense)	1,433	(738)	721	105	1,380	(17)	(2)

Loss from continuing operations	(1,817)	(32,593)	(20,254)	(2,953)	(2,702)	(52,847)	(7,705)
Discontinued operations:
Income from discontinued operations	—	—	—	—	112	—	—
Income tax expense of discontinued operations	—	—	—	—	(8)	—	—
Total discontinued operations	—	—	—	—	104	—	—

Net loss	(1,817)	(32,593)	(20,254)	(2,953)	(2,598)	(52,847)	(7,705)

Basic loss per share	(0.04)	(0.64)	(0.40)	(0.058)	(0.05)	(1.04)	(0.152)
Diluted loss per share	(0.04)	(0.64)	(0.40)	(0.058)	(0.05)	(1.04)	(0.152)

Basic loss per ADS	(0.08)	(1.28)	(0.80)	(0.116)	(0.10)	(2.08)	(0.304)
Diluted loss per ADS	(0.08)	(1.28)	(0.80)	(0.116)	(0.10)	(2.08)	(0.304)

Shares used in computing basic net loss per share	50,732	50,905	50,568	50,568	50,709	50,736	50,736
Shares used in computing diluted net loss per share	50,732	50,905	50,568	50,568	50,709	50,736	50,736

Note that 1ADS = 2 shares

Share-based compensation charges included are as follows:	1,760	2,357	1,817	266	4,529	4,172	610
Cost of services	29	144	81	12	50	224	33
Service development	569	974	625	91	1,246	1,599	233
Sales and marketing	83	494	292	43	284	786	115

General and administrative	1,079	745	819	120	2,949	1,563	229
Un-realized foreign exchange losses	15,421	37,896	19,913	2,903	25,034	57,808	8,428

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008, USD1.00=RMB7.0120 on March 31, 2008 and USD1.00 = RMB7.6120 on June 30, 2007 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

UNAUDITED CONDENSED CONSOLIDATED SUMMARY BALANCE SHEET DATA

(IN THOUSANDS)

	Dec. 31, 2007	Jun. 30, 2008	Jun. 30, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash, cash equivalents and short-term investment	1,157,567	1,072,578	156,373
Restricted assets	11,274	—	—
Accounts receivable, net	41,138	50,713	7,394
Due from related parties	924	—	—
Prepaid expenses and other current assets	15,645	17,915	2,612

Total current assets	1,226,548	1,141,206	166,379
Property and equipment, net	43,962	53,125	7,745
Goodwill	30,000	30,000	4,374
Intangible assets, net	2,192	1,758	256
Other non-current assets	28,966	30,715	4,478

Total assets	1,331,668	1,256,804	183,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,957	58,010	8,457
Income taxes payable	1,238	2,413	352
Due to related parties	4,529	5,999	875
Accrued expenses and other current liabilities	83,233	85,628	12,483

Total current liabilities	146,957	152,050	22,167
Deferred income taxes	100	100	15

Total liabilities	147,057	152,150	22,182

Shareholders’ equity
Ordinary shares	4,208	4,216	615
Treasury Stock	—	(31,795)	(4,635)
Additional paid-in capital	1,308,047	1,312,724	191,384
Accumulated deficit	(127,644)	(180,491)	(26,314)

Total shareholders’ equity	1,184,611	1,104,654	161,050

Total liabilities and shareholders’ equity	1,331,668	1,256,804	183,232